Exhibit 99.1

-PRESS RELEASE-

      ELRON ANNOUNCES THAT GIVEN IMAGING HAS COMPLETED
PRICING OF ITS SECONDARY PUBLIC OFFERING

Tel Aviv, June 18, 2004—Elron Electronic Industries Ltd. (“Elron”) (Nasdaq: ELRN), today announced that Given Imaging Ltd. (Nasdaq: GIVN) has completed the pricing of a public offering of 2,505,000 ordinary shares at U.S.$32.00 per share of which 1,500,000 are being offered by Given Imaging and 1,005,000 are being offered by selling shareholders including approximately 220,000 ordinary shares held by Elron's 49.6% owned subsidiary, RDC Rafael Development Corporation Ltd. The closing of the offering is scheduled to take place on June 23, 2004. Given Imaging expects to receive net proceeds from the offering of approximately U.S. $44.1 million. The underwriters have been granted an option to purchase up to 375,750 additional shares from certain selling shareholders, including approximately 80,000 ordinary shares from RDC, to cover over-allotments, if any.

Elron, which also holds a direct interest in Given Imaging, did not offer shares for sale in the offering and will also not offer any shares for sale in the over-allotment option, if any.

As a result of the sale of Given Imaging's shares by RDC and the decrease in Elron's direct and indirect interest (through its holdings in RDC) in Given Imaging from approximately 16% to approximately 15% (assuming no exercise of the over-allotment option) Elron will record a gain, net of tax, in the second quarter of 2004, of approximately $6.0 million.

A registration statement relating to these securities was filed and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.

Given Imaging develops, manufactures and markets diagnostic products for disorders of the gastrointestinal tract. The company has developed a proprietary approach to visual examination of the gastrointestinal tract through the use of miniaturized video camera contained in a disposable capsule. The capsule is easily ingested by the patient and moves naturally through the gastrointestinal tract without discomfort to the patient while wirelessly transmitting high quality color images and data to a portable recorder.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, advanced defense electronics, communication, software, information technology, semiconductors and amorphous Metals. For further information, visit http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)